Rio Narcea Gold Mines, Ltd.

Quarterly Report to Shareholders
For the First Quarter ended
March 31, 2006

Rio Narcea



Operations Office
C/ Secundino Roces Riera, 3 – 2º
Centro de Empresas Asipo I
Parque Empresarial de Asipo
33428 Cayés - Llanera,
 Asturias, Spain
Tel.: (34) 98 573 3300
Fax: (34) 98 573 3301
E-mail: info@rngm.com

Registered Office
Scotia Plaza
Suite 2100
40 King Street West
Toronto, ON M5H 3C2

www.rionarcea.com

QUARTERLY REPORT TO SHAREHOLDERS
FOR THE FIRST QUARTER ENDED MARCH 31, 2006

(All dollar amounts in U.S. currency unless otherwise stated)

Management Discussion and Analysis

The following discussion of the operating results and financial position of the Company should be read in conjunction with the accompanying unaudited interim consolidated financial statements and related notes for the first quarter ended March 31, 2006 (refer to note 2 of the unaudited interim consolidated financial statements) and Management's Discussion and Analysis for the year ended December 31, 2005. The date of this Management Discussion and Analysis is May 10, 2006.

First Quarter Highlights

- Revenues of $47.4 million, of which $27.2 million come from nickel operations.
- Net income of $2.9 million, after a derivatives loss of $9.7 million arising from project debt arrangements.
- Cash provided by operating activities of $1.8 million, including $6.3 million provided by nickel operations and $4.3 million used in gold operations. Cash provided by operating activities before changes in working capital of $12.1 million[a].
- $34.7 million held in cash and cash equivalents.
- Production from Aguablanca of 3.5 million pounds of nickel and 3.4 million pounds of copper. Sales of 3.9 million pounds of nickel at a cash cost of $2.86 per pound[a].
- Construction of Tasiast project continues on time and on budget.

[a] Refer to Non-GAAP measures section

Overview

Rio Narcea Gold Mines, Ltd. ("Rio Narcea" or the "Company") reported a net income for the first quarter of 2006 of $2.9 million or $0.02 per share compared to a net loss of $15.3 million and $0.10 per share in the same period of 2005. This net income includes a derivative loss of $9.7 million, mainly as a result of the effect of the higher copper prices on the fair value of the copper forwards entered into by the Company in connection with the project finance of the Aguablanca project. Revenues, from gold operations, were $20.2 million for the first quarter of 2006 (of which $13.1 million were sales from Nalunaq ore) compared to $9.0 million (there were no sales of Nalunaq ore during the first quarter of 2005) in the same period last year. Revenues from nickel operations amounted to $27.2 million for the first quarter of 2006 (no revenues from nickel operations in the same period of 2005). Operating cash flow provided by nickel operations in the first quarter of 2006 contributed to positive operating cash flow of $1.8 million for the quarter compared to negative $10.6 million in the same period of the prior year.

Selected Quarterly Information
($000 except where stated)

	Three Months Ended March 31, [(a)]	
	2006	2005
Revenues	**47,401**	9,030
Net income (loss)	**2,906**	(15,329)
Net income (loss) per share – basic	**0.02**	(0.10)
Net income (loss) per share – diluted	**0.02**	(0.10)
Cash flow provided by (used in) operating activities	**1,832**	(10,591)

[(a)] Includes the effect on sales and net income (loss) of the treatment of Nalunaq ore (refer to "Milling Agreement" section below).

	March 31, 2006	December 31, 2005
Cash and cash equivalents	**34,742**	53,624
Total assets	**265,872**	249,217
Long-term debt	**12,107**	15,982
Dividends declared per share	**-**	-

Refer Results of operations – Consolidated section below for discussion of causes of period to period variations.

Summary of Quarterly Results
($000 except where stated)

	2006 [(a)]	2005 [(a)]				2004 [(a)]		
	1Q	4Q	3Q	2Q	1Q	4Q [(b)]	3Q	2Q
Revenues	**47,401**	34,131	30,070	32,269	9,030	16,026	19,349	14,120
Net income (loss)	**2,906**	(12,369)	(9,048)	(5,379)	(15,329)	(31,366)	(6,379)	(288)
Net income (loss) per share – basic	**0.02**	(0.08)	(0.06)	(0.03)	(0.10)	(0.21)	(0.05)	(0.00)
Net income (loss) per share – diluted	**0.02**	(0.08)	(0.06)	(0.03)	(0.10)	(0.21)	(0.05)	(0.00)
Cash flow provided by (used in) operating activities	**1,832**	11,528	6,255	1,773	(10,591)	(3,354)	4,610	2,702

[(a)] Includes the effect on sales and net income (loss) of the treatment of Nalunaq ore (refer to "Milling Agreement" section below).
[(b)] Includes a write-down of $28.4 million.

The Company commenced production at its Aguablanca nickel mine in early 2005. Sales increased significantly from the second quarter of 2005 onward.

Review of Mining Operations – Gold

El Valle and Carlés Gold Operations

During the first quarter of 2006, the Company's own underground gold operations produced 13,467 ounces of gold at a cash cost of $539 per ounce as compared with 23,435 ounces of gold at a cash cost of $443 per ounce in the same period of 2005 (refer to Non-GAAP measures section). The El Valle plant processed 87,354 tonnes of the Company's own ore at an average gold grade of 5.2 g/t, compared with 145,117 tonnes with an average grade of 5.5 g/t gold in the prior year period. Recoveries averaged 92.3% in the first quarter of 2006 compared to 91.9% a year earlier. In addition, the plant processed 33,993 tonnes of Nalunaq ore during the first quarter of 2006 (28% of plant capacity); no Nalunaq ore had been treated during the same period of 2005.

In February 2006, after a thorough performance review of the El Valle and Carlés operations, the Company took the decision to close these operations. As a result, an orderly mine closure procedure will commence as soon as practicable, with the ultimate cessation of production and the closure of both the El Valle and Carlés mines being completed no later than the end of 2006. As a result of this decision, mining during 2006 will be concentrated in already developed areas with better rock conditions and higher grades. There will be no further investment in underground development.

In reaching this decision, the Company has been significantly influenced by the decision of the Regional Authorities of Asturias, not to approve the "change of land use" required to develop the Salave gold project (refer to Review of Development and Feasibility Stage Gold Projects – Salave Gold Project section below) located some 70 km west of the El Valle. The concentrates that were planned to be produced from Salave were expected to be processed at the El Valle plant, with improved economics.

On March 9, 2006, the Company gave notice to Nalunaq that the existing milling agreement will terminate on September 30, 2006. The Company expects that two additional shipments of Nalunaq ore will be processed during 2006.

Summary of El Valle and Carlés Gold Operations

	Three Months Ended March 31					
	2006			2005		
	Rio Narcea's operations	**Nalunaq ore**	**Total**	Rio Narcea's operations	Nalunaq ore [b]	Total
Tonnes of ore milled	**87,354**	**33,993**	**121,347**	145,117	-	145,117
Grade (g/t)	**5.2**	**21.7**	**9.8**	5.5	-	5.5
Recovery (%)	**92.3**	**96.2**	**93.4**	91.9	-	91.9
Gold production (oz)	**13,467**	**22,798**	**36,265**	23,435	-	23,435
Cash cost ($/oz)[a]	**539**	**525**	**530**	443	-	443

[a] Refer to Non-GAAP measures section
[b] There was no processing of Nalunaq ore in the first quarter of 2005.

El Valle Gold Mine

The Boinás zone within the El Valle operation produced 39,530 tonnes of underground ore grading 3.8 g/t gold and 1.4% copper during the quarter. Mining at Boinás will concentrate in the open stope area, where all development is in place. Mining in the cut and fill area has been discontinued, since it was clearly uneconomic.

Carlés Gold Mine

At the Carlés mine, 36,450 tonnes of underground ore grading 3.6 g/t gold and 0.7% copper were mined from the Carlés East deposit. Some equipment was mobilized during the quarter from Boinás to Carlés in order to raise production to 16,000 tonnes per month.

Review of Mining Operations – Nickel

Aguablanca Nickel Operations

The Company produced 3.5 million pounds of nickel and 3.4 million pounds of copper during the first quarter of 2006, from processing 314,730 tonnes of ore. Head grades during the quarter were 0.68% and 0.54% for nickel and copper, respectively, and recoveries amounted to 75.4% and 90.9%, respectively.

Throughput improved 15% during the first quarter of 2006 compared to the fourth quarter of 2005. Nickel head grade dropped from 0.86% in the fourth quarter of 2005 (and an average of 0.76% during year 2005) to 0.68% during the first quarter of 2006. Mine head grades continued to reconcile well to the ore block model for the open pit, which has an average grade of 0.66% nickel and 0.46% copper for the life of mine.

During the first quarter of 2005, as part of the commissioning process, the Aguablanca nickel mine produced 1.6 million pounds of nickel and 1.8 million pounds of copper, from processing 179,445 tonnes of ore.

Operating Results

	Three Months Ended March 31, 2006	Three Months Ended March 31, 2005
Ore milled (tonnes)	314,730	179,445
Nickel head grade (%)	0.68	0.69
Copper head grade (%)	0.54	0.57
Nickel recovery (%)	75.4	58.4
Copper recovery (%)	90.9	82.1
Nickel production (000 lb)	3,541	1,561
Copper production (000 lb)	3,412	1,763

Since January 1, 2006, the plant has been treating an average of approximately 180 tonnes per hour ("Tn/h"), which corresponds to annual throughput of approximately 1.5 million tonnes. Further increases up to 235 Tn/h should be achievable during the year. Grades of nickel and copper in the bulk concentrate during the first quarter of 2006 were 7.2% nickel and 6.8% copper, compared to 6.6% nickel and 5.2% copper during the fourth quarter of 2005.

Mine production has performed well during the quarter, with mining rates conforming to plant production.

Review of Development and Feasibility Stage Gold Projects

Tasiast Gold Project

The Company announced, in August 2005, its decision to proceed with the construction of the Tasiast project and, in November 2005, construction commenced. A Lump-Sum Turn-Key contract was finalized in January 2006 with Senet for the construction of the plant and the camp and related facilities.

Procurement for the project is 84% completed, including all major and critical equipment.

Construction of the project continues to be on time and on budget and it is expected to be completed during the first half of 2007, with first gold production expected in 2007.

The project will be financed by a combination of project debt, the Company's existing cash and projected future operating cash flow. In November 2005, Rio Narcea signed a mandate letter with Macquarie Bank Ltd. to provide a $45.0 million debt facility for the construction of the project.

Salave Gold Project

In 2004, the Company commenced the permitting process and during 2005 all requisite documentation was presented for approval. In August 2005, the regional Government of Asturias rejected the application for "change of land use" required to develop the project. The decision, which was not based on environmental factors, was not anticipated because it contradicted several other authorizations received by the Company from various departments of the Asturian Government, among others, the approval for construction of a bio-heap leach pilot plant, a mining and archaeological permit for the extraction of the open-pit ore to feed the pilot plant and the expropriation of farm land and its dedication to mining use. After a review of its legal options, the Company commenced legal applications to the local courts seeking reversal of the decision and/or monetary compensation. In the event that the decision of the Government of Asturias is maintained, the independent legal advisors of the Company believe that the Company should succeed in obtaining significant monetary compensation. However, the outcome and timing of any legal action are presently uncertain.

Review of Exploration Projects

On February 1, 2006, the Company appointed Dr. Carl Hering Senior Vice President Exploration and Business Development. Under his leadership the Company is reviewing options for exploration of its very large land packages both in the southern Iberian Peninsula and Mauritania. Dr. Hering is also charged with the investigation and acquisition of new exploration and business opportunities that will contribute to Rio Narcea's future growth in shareholder value.

Ossa Morena (Spain and Portugal)

Recent exploration work in the regional area focused on the evaluation of nickel and gold stream sediment anomalies that were obtained from a new geochemical survey. In addition, continued evaluation of the Guijarro-Chocolatero gold project has outlined new targets.

Guijarro-Chocolatero is one of several gold targets along the Bodonal-Cala gold belt where the Company has been evaluating potential for large iron-copper-gold systems.

The Company is also discussing potential agreements for further exploration on the previously identified nickel targets in the Ossa Morena zone with a number of companies.

Mauritania

A preliminary review of the exploration database on the Company's extensive 16,000 square kilometres land position in Mauritania has indicated that the three blocks of mineral rights currently held by Rio Narcea have geological potential to host gold as well as nickel mineralization.

On one of the licence blocks, the airborne geophysical data has delineated several coincident magnetic highs and radiometric lows which could be directly related to mafic – ultramafic bodies. One of the best anomalies measures 4 kilometres long by 2 kilometres wide.

The Company is planning to commence active exploration on its Mauritanian land holdings in the later half of 2006.

Corcoesto (Spain)

In March 2005, the Company entered into a Joint Venture agreement with Kinbauri Gold Corporation ("Kinbauri") under which Kinbauri can earn up to a 65% interest in the project by expending €4.0 million (US$ 4.8 million) over five years. In 2005 Kinbauri conducted 2,245 metres of core drilling in 12 holes. The second phase of the exploration program began in late January, comprising additional soil geochemistry, trenching and core drilling. The drilling program is currently in progress with two rigs operating. Results of the initial drill holes have been reported by Kinbauri.

El Valle (Spain)

The only gold exploration carried out by the Company at or near the El Valle mine is in "Area 107", located close to the existing underground operations. Drilling here encountered a number of high grade gold intersections and also indicated structural continuity of the mineralized zone. The mineralization remains open at depth and along strike.

The Company is evaluating options to advance exploration in this area.

Exploration Agreements

The Company has other exploration agreements to conduct exploration programs on its properties with C2C Inc. (for gold in Portugal) and Ventura Gold Corp. (for gold in Navelgas belt – Asturias, Spain). The results of the exploration efforts under these other agreements are reported by each partner.

Results of Operations

Consolidated

The Company generated a net income of $2.9 million ($0.02 per share) for the three months period ended March 31, 2006, compared to a net loss of $15.3 million ($0.10 per share) in the same period of 2005. A detailed discussion by segment of the main factors that have affected results of operations is as follows:

Gold operations

Gold operations incurred a net loss of $3.2 million in the first quarter of 2006 compared to a loss of $3.2 million in the same period of 2005.

Revenues – The Company's revenues from its own gold operations in the first quarter of 2006 decreased to $7.1 million from $9.0 million in the same period of 2005. The reduction was due to the lower gold production from own operations as a result of lower plant throughput and head grades (refer to section Review of Mining Operations – Gold – El Valle and Carlés Gold Operations), despite the higher gold market prices.

In addition, the Company obtained revenues of $13.1 million in the three months period ended March 31, 2006 from sales of gold produced under the Nalunaq agreement (refer to section Review of Mining Operations – Gold – El Valle and Carlés Gold Operations). There were no sales under the Nalunaq agreement in the same period of 2005.

The average realized gold price was $527 per ounce in the first quarter of 2006, up from $396 per ounce in the same period of 2005. The average spot gold price in the first quarter of 2006 was $554 per ounce versus $427 per ounce for the same period in 2005.

A reconciliation of gold sales in the consolidated statements of operations and deficit is as follows:

| | Three Months Ended March 31, | | | |
| | **2006** | | 2005 | |
	$000	**$/ounce**	$000	$/ounce
Realized gold sales	**19,126**	**527**	9,285	396
Deferred derivatives loss	**(350)**	**(10)**	(365)	(15)
Gold sales [(a)]	**18,776**	**517**	8,920	381
Average spot price		**554**		427
Production (ounces)		**36,265**		23,435

[(a)] Refer to note 13 of the unaudited interim consolidated financial statements.

Cost of sales – Gold operations – Cost of sales of gold operations for the Company's own operations decreased to $8.0 million in the first quarter of 2006 from $9.6 million in the same period of 2005. This reduction in cost of sales was lower than the reduction in sales from own gold operations, thus reflecting increased unit costs.

Mine costs at gold operations amounted to $5.6 million in the first quarter of 2006, compared to $6.8 million in the same period of 2005; however, mine production from El Valle and Carlés mines was 75,980 tonnes at 3.7 grams per tonne in the three months period ended March 31 2006 (9,038 ounces of gold contained), compared to 64,408 tonnes at 4.2 grams per tonne in the same period of 2005 (8,697 ounces of gold contained). Plant expenses, including treatment of Nalunaq ore, amounted to $2.9 million in the first quarter of 2006 compared to $3.6 million in the same period of 2005, while plant throughput was lower at 121,347 in the first three months period ended March 31, 2006 compared to 145,117 tonnes in the same period of 2005, resulting in plant expenses decreasing, from $24.80 per tonne in the first quarter of 2005 to $23.90 per tonne in 2006.

Cash costs per ounce (refer to Non-GAAP Measures section) from own operations amounted to $539 per ounce in the first quarter of 2006, compared to $443 per ounce in the same period of 2005. In Euros, the functional currency of the operating mines, cash costs increased to €448 per ounce in 2006, compared to €368 per ounce in 2005.

Cash costs include charges for mining ore and waste associated with current period gold production, processing ore through milling facilities, by-product credits and other cash costs. Rio Narcea's gold operations produce copper as a by-product. Proceeds from the sale of by-products are reflected as credits to cash costs. All of these charges and by-product credits are included in expenses for purposes of determining cash costs. Disclosure of cash costs per ounce is intended to provide investors with information about the cash generating capacity of the Company's mining operations (refer to Non-GAAP Measures section).

Cost of sales – Gold operations – Nalunaq (refer to note 14 of the unaudited interim consolidated financial statements) – Cost of sales under the agreement with Nalunaq amounted to $12.4 million in the first quarter of 2006. There was no Nalunaq ore treated during the first quarter of 2005. These costs are basically comprise the acquisition cost of the ore, which is calculated as the market value of the gold contained in the ore, net of a milling and efficiency fees, and related expenses (mainly import duties and inland transport), variable processing costs and an allocation of fixed processing costs.

Depreciation and amortization expenses – Depreciation and amortization expenses for the gold operations have increased to $1.0 million in the first quarter of 2006 from $0.2 million in the same period of 2005. The reason for this variation is the low level of reserves remaining in respect of the El Valle and Carlés gold operations, which are currently the only operating gold projects of the Company.

Exploration costs – Exploration costs related to gold projects amounted to $0.8 million in the first quarter of 2006, compared to the $1.1 million incurred in the same period of 2005.

Administrative and corporate expenses – Administrative and corporate expenses were $0.4 million in the third moths period ended March 31, 2006, lower than the $0.6 million incurred in the same period of 2005.

Accrual for closure of El Valle and Carlés – In the first quarter of 2006, the Company recorded an additional accrual of $0.2 million in relation to the decision to close the El Valle and Carlés gold operations during 2006.

Foreign currency exchange gain (loss) – The Company made a foreign exchange gain of $0.2 million during the first quarter of 2006 compared to a loss of $0.2 million in the same period of 2005, primarily resulting from the stronger Euro versus the US$ and its effect on the loans denominated in US$ held by Spanish companies whose functional currency is the Euro.

Interest expense and amortization of financing fees – Interest expenses and amortization of financing fees were $0.3 million in the first quarter of 2006 compared to $0.1 million in the same period of 2005.

Derivatives loss – The Company incurred a loss of $0.5 million in relation to gold derivative financial instruments, due to the higher gold market price, which was $513 per ounce as at December 31, 2005 and $582 as at March 31, 2006. The loss for the period is a non-cash loss due to the mark-to-market of the derivative instruments. No derivative financial instruments have matured in the first quarter of 2006. As at March 31, 2006, the gold derivatives of the Company (excluding offset transactions) included puts of 96,380 ounces and forwards sales of 7,751 ounces (refer to note 11 of the unaudited interim consolidated financial statements).

Nickel operations

Nickel operations produced a net income of $6.1 million in the first quarter of 2006 compared to a loss of $8.7 million in the same period of 2005. However, since there were no sales in the first quarter of 2005, the results for 2006 and 2005 are not comparable. This net income for the first quarter of 2006 included a derivatives loss of $9.2 million, related to the copper derivative financial instruments entered into as a requirement for the Aguablanca project debt. The copper price increased from $2.08 per pound as at December 31, 2005 to $2.48 per pound as at March 31, 2006, resulting in a decrease in the fair value of the derivatives.

Nickel sales – During the first quarter of 2006, the Company obtained revenues of $27.2 million. There were no nickel sales during the same period of 2005. As at March 31, 2006, there are 6.0 million pounds of nickel whose price had not been finally determined and for which the nickel forward prices were used.

The average realized nickel price was $6.98 per pound sold in the first quarter of 2006. The average spot nickel price in the first quarter of 2006 was $6.72 per pound.

Cost of sales – Nickel operations – Cost of sales of nickel operations (refer to note 14 of the unaudited consolidated financial statements) amounted to $9.4 million in the three months period ended March 31, 2006.

Cash costs per pound (refer to Non-GAAP Measures section) amounted to $2.86 per pound in the first quarter of 2006. In Euros, the functional currency of the operating mines, cash cost amounted to €2.37 per pound. Cash cost per pound for the fourth quarter of 2005 was $2.75 (€2.31 per pound).

Cash costs include charges for mining ore and waste associated with current period production, processing ore through milling facilities, by-product credits and other cash costs. Rio Narcea's nickel operations produce copper, platinum, palladium and cobalt as by-products. Proceeds from the sale of by-products are reflected as credits to cash costs. All of these charges and by-product credits are included in expenses for purposes of determining cash costs. Disclosure of cash costs per ounce is intended to provide investors with information about the cash generating capacity of the Company's mining operations (refer to Non-GAAP Measures section).

Depreciation and amortization expenses – Depreciation and amortization expenses for the nickel operations have increased, to $1.9 million in the first quarter of 2006 from $0.9 million in the same period of 2005. The increase is due to the higher nickel production, since most of the assets are depreciated and amortized on a unit-of-production basis.

Exploration costs – Exploration costs related to nickel projects were $0.5 million in the first quarter of 2006 compared to $0.8 million in the same period of 2005. As in previous years, nickel exploration is primarily related to the exploration permits in the Ossa Morena region (southern Spain and Portugal).

Foreign currency exchange gain (loss) – The Company made a foreign exchange gain of $0.3 million during the first quarter of 2006 compared to a loss of $1.7 million in the same period of 2005, resulting from the stronger Euro versus the US$ and its effect from the loans denominated in US$ held by Spanish companies whose functional currency is the Euro.

Interest expense and amortization of financing fees – Interest expense and amortization of financing fees amounted to $0.1 million in the first quarter of 2006 ($0.1 million in the same period of 2005). Although the $30.0 million project debt was drawn down, interest was capitalized as part of the project capital expenditures of Tasiast.

Derivatives loss – The Company incurred a loss of $9.2 million in relation to the copper derivative financial instruments, resulting from the higher copper price of $2.48 per pound as at March 31, 2006 and $2.08 as at December 31, 2005. The loss for the quarter comprised a $5.9 million non-cash loss due to the mark-to-market of the derivative instruments and a $3.3 million cash loss incurred on settlement of the derivatives that matured in 2006, resulting from current project debt arrangements.

Corporate operations

Corporate operations incurred a net loss of $0.0 million in the first quarter of 2006 compared to a loss of $3.4 million in the same period of 2005. The main factor that led to the decrease in losses was the foreign currency exchange gain of $0.5 million incurred during the year, resulting from the parent company holding cash and cash equivalents in Euros that mitigated the general administrative and corporate expenses.

Administrative and corporate expenses – Administrative and corporate expenses decreased to $0.7 million in the first quarter of 2006 from $1.1 million in the same period of 2005.

Foreign currency exchange gain (loss) – During the first quarter of 2006, the Company incurred a foreign currency exchange gain of $0.5 million (2005 – loss of $2.6 million) in its corporate activities, resulting from the effect of the stronger Euro versus the US$ over the cash and cash equivalents held in Euros.

Refer to note 12 of the unaudited interim consolidated financial statements for a detail of the Company's consolidated statements of operations by segment.

Capital Resources and Liquidity

Consolidated

Cash and cash equivalents decreased to $34.7 million as at March 31, 2006, from $53.6 million as at December 31, 2005. Operating cash flows were $1.8 million in the first quarter of 2006 and the exercise of stock options provided an additional $0.9 million; however the decrease in cash and cash equivalents during the period was due to the significant investing expenditures totalling $15.4 million, (of which $2.8 million was related to Aguablanca, $11.4 million to Tasiast, $0.1 million to El Valle and Carlés and $1.1 million to other investments), the net repayments of bank loans that amounted to $7.0 million, and the positive effect of the stronger Euro versus US$ on the cash and cash equivalents held in Euros that amounted to $0.7 million.

Operating activities –

In the three months period ended March 31, 2006, cash provided by operating activities amounted to $1.8 million compared to negative $10.6 million in the same period of 2005. In 2006, nickel operations were the key factor in obtaining positive operating cash flows ($6.3 million), with gold operations using $4.3 million and corporate operations using $0.2 million.

Investing activities –

Investing activities consumed $15.4 million in the first quarter of 2006 compared to $7.0 million in the same period of 2005. Investing activities in 2006 included $15.8 million in relation to capital expenditures ($7.5 million in 2005), grants amounting to ($0.2) million (nil in 2005), and ($0.2) million related to other activities (($0.5) million in 2005).

Capital expenditures on mineral properties in the first quarter of 2006 included $11.4 million for the construction of Tasiast project, $3.0 million for the Aguablanca project, $0.1 million for the El Valle and Carlés projects and $1.3 million incurred on other projects.

Financing activities –

The exercise of employee stock options and non-employee stock options and warrants generated proceeds of $0.9 million in the first quarter of 2006, compared to $0.6 million in the same period of 2005.

Proceeds from bank loans and other long-term liabilities totalled $5.7 million in the first quarter of 2006 (2005 – $1.9 million).

Proceeds from bank loans in 2006 included $4.6 million granted by Barclays Bank to finance the acquisition of Nalunaq ore and that was repaid in April 2006, $0.7 million granted by Barclays Bank to finance VAT and $0.4 million that corresponded to other loans.

Debt repayments amounted to $12.7 million in the three months period ended March 31, 2006, including $6.0 million repaid to Investec and Macquarie banks in respect of the Aguablanca project finance, $1.75 million repaid to Deutsche Bank, $4.4 million repaid to Barclays Bank in respect of the financing for the acquisition of Nalunaq ore collected in December 2005. The balance, $0.6 million, corresponded to other loans.

Gold operations

Operating activities –

Gold operations consumed cash of $4.3 million in the first quarter of 2006 compared to $2.9 million in the same period of 2005. The reason for the poorer performance of the gold operations was the higher costs and lower production at El Valle and Carlés operations, as detailed in the section above.

Net cash consumed in the three months period ended March 31, 2006 by gold operating activities basically comprised cash used of $4.0 million in respect of El Valle and Carlés, $0.2 million in respect of the Tasiast gold project, and $0.1 million in respect of restoration of the gold project in Honduras.

Investing activities –

Investing activities in respect of gold operations consumed $12.5 million in the first quarter of 2006, compared to $2.5 million in the same period of 2005. Investing activities were related to expenditures on mineral properties, of which $11.4 million were related to the construction of the Tasiast gold project in Mauritania, $0.1 million to El Valle and Carlés projects and $1.0 million related to the Salave gold project. In 2005, capital expenditures on mineral properties mainly consisted of $1.1 million in relation to the El Valle and Carlés projects, $1.3 million in relation to the Tasiast project, and $0.1 million in relation to Salave gold project.

Nickel operations

Operating activities –

Operating cash flow from nickel operations amounted to $6.3 million in the first quarter of 2006 compared to a negative $7.1 million in the same period of 2005. There were no sales of nickel concentrate from Aguablanca mine in the first quarter of 2005. Operating cash flow comprised $6.8 million from the Aguablanca nickel project and net of $0.5 million consumed in respect of nickel exploration in the Ossa Morena region.

In addition, trade receivables from sales of nickel concentrate from Aguablanca mine as at March 31, 2006 amounted to $10.4 million. Most of these accounts receivable have been collected in April 2006.

Investing activities –

Investing activities consumed $2.7 million in the three months period ended March 31, 2006 ($3.8 million in the same period of 2005).

Capital expenditures on mineral properties amounted to $3.1 million and $3.4 million in the first quarter of 2006 and 2005, respectively, most of which were related to the Aguablanca nickel project.

Corporate operations

Operating activities –

Corporate activities consumed operating cash flows of $0.2 million in the three months ended March 31, 2006 ($0.6 million in the same period of 2005), basically related to administration and corporate expenses.

Balance Sheet

Total assets increased to $265.9 million as at March 31, 2006, from $249.2 million at end-2005, principally attributable to an increase in the carrying value of mineral properties and trade receivables, partially offset by a lower cash balance and receivables in respect of grants. Cash and cash equivalents decreased by $18.9 million to $34.7 million as a result of the investing expenditures and net repayments of bank loans. Trade receivables increased by $13.4 million as a result of sales of nickel concentrate from Aguablanca mine, most of them collected in April 2006. The book value of mineral properties, net of depreciation, increased to $173.5 million at March 31, 2006 from $157.1 million at December 31, 2005.

The Company's working capital decreased at the end of first quarter of 2006 to $8.3 million compared to $18.9 million at the end of 2005, due mainly to the reduction in cash and the increase in accounts payable and accrued liabilities, largely as a result of the mark-to-market of derivative financial instruments and accruals recorded in relation to the closure of El Valle and Carlés projects.

Long-term debt was $12.1 million at March 31, 2006, compared to $16.0 million at the end of 2005. The decrease is mainly related to the transfer to short term debt of $4 million under the credit facility granted by Investec and Macquarie to finance the Aguablanca project.

Shareholders' equity increased to $147.7 million at the end of first quarter of 2006 from $141.9 million at the end of 2005. The variation is mainly attributable to an increase in capital stock (resulting from the issuance of common shares and stock options) totalling $0.9 million, a positive foreign currency translation adjustment of $1.9 million due to the appreciation of the Euro relative to the U.S. dollar, and net income of $2.9 million for the year.

Non-GAAP Measures

Cash cost data is included because the Company understands that certain investors use this information to determine the Company's ability to generate cash flow for use in investing and other activities. Also, the Company believes that conventional measures of performance prepared in accordance with GAAP do not fully illustrate the ability of its operating mines to generate cash flow. This data is furnished to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. These measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely be comparable to similar measures presented by other issuers.

A reconciliation of cash cost per ounce of gold produced for the Company's own gold operations to the unaudited interim consolidated financial statements prepared in accordance with Canadian GAAP is as follows:

| | Three months ended March 31, | | | |
| | 2006 | | 2005 | |
	$000	$/ounce	$000	$/ounce
Mining expenses [a]	5,629	418	6,759	288
Plant expenses [a]	2,078	154	3,593	153
Smelting, refining and transportation [a]	714	53	2,205	94
By-products [a]	(2,100)	(156)	(2,254)	(96)
Variation in inventories of product in progress	1,000	74	—	—
Adjustments:				
Reclamation costs	(34)	(2)	115	5
Employee stock options expensed	(25)	(2)	(26)	(1)
Cash cost	7,262	539	10,392	443
Production of gold (ounces)		13,467		23,435

[a] Refer to notes 13 and 14 of the unaudited interim consolidated financial statements.

A reconciliation of cash cost per ounce of gold produced under the agreement with Nalunaq to the unaudited interim consolidated financial statements prepared in accordance with Canadian GAAP is as follows:

| | Three Months Ended March 2006, [b] | |
	$000	$/ounce
Purchase of gold ore [a]	13,545	594
Plant expenses [a]	818	36
Smelting, refining and transportation [a]	—	—
By-products [a]	—	—
Variation in inventories of products in progress	(2,400)	(105)
Cash cost	11,963	525
Production of gold (ounces)		22,798

[a] Refer to notes 13 and 14 of the unaudited interim consolidated financial statements.
[b] There was no production from Nalunaq ore during the three months period ended March 31, 2005.

A reconciliation of cash cost per pound of nickel sold for the Company's nickel operations to the unaudited interim consolidated financial statements prepared in accordance with Canadian GAAP is as follows:

| | Three Months Ended March 31, 2006[b] | |
	$000	$/lb
Mining expenses [a]	1,870	0.48
Plant expenses [a]	5,636	1.45
Smelting, refining and transportation [a]	11,214	2.87
By-products [a]	(8,841)	(2.27)
Royalties [a]	544	0.14
Variation in inventories of final products [a]	763	0.20
Adjustments:		
Reclamation costs	(21)	(0.01)
Employee stock options expensed	(16)	(0.00)
Cash cost	11,149	2.86
Production of nickel (lb 000)		3,541
Sales of nickel (lb 000)		3,898

[a] Refer to notes 13 and 14 of the unaudited interim consolidated financial statements.
[b] There were no sales of nickel concentrate during the three months ended March 31, 2005.

Cash provided by (used in) operating activities before changes in working capital data is included because the Company understands that certain investors use this information to determine the Company's ability to generate cash flow for use in investing and other activities. Also, the Company believes that conventional measures of performance prepared in accordance with GAAP do not fully illustrate the ability of its operating mines to generate cash flow. This data is furnished to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. These measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely be comparable to similar measures presented by other issuers.

A reconciliation of cash provided by (used in) operating activities before changes in working capital to the unaudited interim consolidated financial statements prepared in accordance with Canadian GAAP is as follows:

| $000 | Three months ended March 31, | |
	2005	2006
Cash provided by (used in) operating activities	**1,832**	(10,591)
Adjustments:		
Changes in components of working capital [(a)]	**10,220**	6,911
Cash provided by (used in) operating activities before changes in components of working capital	**12,052**	(3,680)

[(a)] Refer to the Consolidated statements of cash flows for the three months periods ended March 31, 2006 and 2005.

Outstanding Shares

Common shares issued and outstanding as at May 10, 2006 are as follows:

	Shares #	Amount $
Balance, March 31, 2006	160,323,513	239,084,100
Issuances of cash		
Exercise of employee stock options	**224,000**	**187,900**
Non-cash issuance		
Exercise of employee stock options	**—**	**101,100**
Balance, May 10, 2006	**160,547,513**	**239,373,100**

There were no changes in the number of stock options and warrants outstanding from March 31 to May 10, 2006, except for the exercise of employee stock options shown in the table above.

Outlook

2006 is expected to be a turn around year for Rio Narcea with the bases set for long term growth. Cash generated by the Aguablanca nickel mine is expected to increase significantly during the year as the benefits of plant modifications are derived. Construction of the Tasiast gold project will continue through 2006 and will provide the Company with significant low cost gold production commencing in 2007.

The El Valle and Carlés gold operations in northern Spain will be closed by the end of 2006, while legal proceedings have commenced against the Regional Government of Asturias seeking reversal of its decision not to authorize the "change in land use" required to develop the Salave gold deposit or, alternatively, seeking compensation for major damages incurred.

Rio Narcea will actively pursue new business opportunities during 2006 and beyond, in addition to its exploration for gold, nickel and copper on its large land packages in the Iberian Peninsula and Mauritania, West Africa.

Forward-looking Statements

This report contains "forward-looking statements" within the meaning of the United States securities laws. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, capital expenditures, exploration efforts, financial needs, and other information that is not historical information. The forward-looking statements contained herein are based on Rio Narcea's current expectations and various assumptions as of the date such statements are made. Rio Narcea cannot give assurance that such statements will prove to be correct. These forward-looking statements include statements regarding: Rio Narcea's operating plans and expectations for the El Valle and Carlés mines, the Aguablanca mine and surrounding properties; the Tasiast development project and the Salave gold projects; expectations relating to future gold and base metal production; anticipated cash and other operating costs and expenses; schedules for completion of feasibility studies, mine development programs and other key elements of Rio Narcea's business plan; potential increases or decreases in reserves and production; the timing and scope of future drilling and other exploration activities; expectations regarding receipt of permits and other legal and governmental approvals required to implement Rio Narcea's business plan.

Factors that could cause Rio Narcea's actual results to differ materially from these statements include, but are not limited to, changes in gold and nickel prices, the timing and amount of estimated future production, unanticipated grade changes, unanticipated recovery problems, mining and milling costs, determination of reserves, costs and timing of the development of new deposits, metallurgy, processing, access, transportation of supplies, water availability, results of current and future exploration activities, results of pending and future feasibility studies, changes in project parameters as plans continue to be refined, political, economic and operational risks of foreign operations, joint venture relationships, availability of materials and equipment, the timing of receipt of governmental approvals, capitalization and commercial viability, the failure of plant, equipment or processes to operate in accordance with specifications or expectations, accidents, labor disputes, delays in start-up dates, environmental costs and risks, local and community impacts and issues, and general domestic and international economic and political conditions.

Rio Narcea undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED BALANCE SHEETS
(stated in U.S. dollars) (unaudited)

	March 31, 2006 $	December 31, 2005 $
ASSETS		
Current		
Cash and cash equivalents	34,742,400	53,623,700
Restricted cash	2,218,100	2,191,100
Inventories	11,329,300	10,075,400
Stockpiled ore	3,621,400	4,167,700
Accounts receivable		
Government grants *(note 3)*	3,187,100	3,521,200
VAT and other taxes	6,579,700	3,831,800
Trade receivables	16,431,400	2,982,000
Other current assets *(note 5)*	8,515,000	5,484,700
Current portion of deferred derivative loss *(note 11)*	1,989,300	2,339,200
Total current assets	88,613,700	88,216,800
Mineral properties, net *(note 4)*	173,538,900	157,147,600
Other assets *(note 5)*	3,719,900	3,852,700
	265,872,500	249,217,100
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Short-term bank indebtedness and accrued interest *(note 6)*	5,739,700	4,799,700
Accounts payable and accrued liabilities *(note 7)*	65,105,000	51,368,100
Current portion of long-term debt *(note 6)*	9,487,200	13,122,900
Total current liabilities	80,331,900	69,290,700
Other long-term liabilities *(note 8)*	17,971,600	14,538,500
Long-term debt *(note 6)*	12,107,200	15,982,100
Future income tax liabilities	7,395,000	7,179,300
Total liabilities	117,805,700	106,990,600
Non-controlling interest	355,400	332,600
Shareholders' equity		
Common shares *(note 9)*	239,084,100	237,001,700
Contributed surplus *(note 9)*	4,073,900	3,538,600
Employee stock options *(note 10)*	7,253,100	8,422,800
Non-employee stock options and warrants *(note 9)*	10,386,700	10,386,700
Defiance warrants *(note 9)*	1,393,100	1,786,200
Common share purchase options related to debt *(note 9)*	3,154,500	3,154,500
Deficit	(119,763,800)	(122,669,900)
Cumulative foreign exchange translation adjustment	2,129,800	273,300
Total shareholders' equity	147,711,400	141,893,900
	265,872,500	249,217,100

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board:

Rupert Pennant-Rea   Chris I. von Christierson

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(stated in U.S. dollars) (unaudited)

	Three months ended March 31,	
	2006 $	2005 $
		(restated – see note 2)
REVENUES		
Sales – Gold operations *(note 13)*	7,082,900	9,030,300
Sales – Gold operations – Nalunaq ore *(note 13)*	13,110,500	—
Sales – Nickel operations *(note 13)*	27,207,600	—
	47,401,000	9,030,300
EXPENSES		
Cost of sales – Gold operations [a] *(note 14)*	(8,015,400)	(9,587,200)
Cost of sales – Gold operations – Nalunaq ore [a] *(note 14)*	(12,372,600)	—
Cost of sales – Nickel operations *(note 14)* [a]	(9,425,700)	—
Depreciation and amortization expenses	(2,910,000)	(1,135,700)
Exploration costs	(1,337,700)	(1,960,000)
Administrative and corporate expenses	(1,457,300)	(2,175,300)
Accrual for closure of El Valle and Carlés	(168,000)	—
Other income	196,300	402,100
Interest income	342,900	321,900
Foreign currency exchange gain (loss)	996,300	(4,424,200)
Interest expense and amortization of financing fees	(398,800)	(200,100)
Derivatives loss *(note 11)*	(9,738,000)	(5,335,000)
	(44,288,000)	(24,093,500)
Income (loss) before income tax	3,113,000	(15,063,200)
Income tax (expense) benefit	(215,700)	(266,200)
Net income (loss) before non-controlling interest	2,897,300	(15,329,400)
Non-controlling interest	8,800	—
Net income (loss)	2,906,100	(15,329,400)
Deficit, beginning of period	(122,669,900)	(80,545,200)
Deficit, end of period	(119,763,800)	(95,874,600)
Net income (loss) per share – basic	0.02	(0.10)
Net income (loss) per share – diluted	0.02	(0.10)
Weighted average common shares outstanding – basic *(note 9)*	159,867,478	157,460,315
Weighted average common shares outstanding – diluted *(note 9)*	161,460,385	157,460,315

The accompanying notes are an integral part of these consolidated financial statements.
[a] Exclusive of items shown separately below.

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(stated in U.S. dollars) (unaudited)

	Three months ended March 31,	
	2006 $	**2005** $
		(restated – see note 2)
OPERATING ACTIVITIES		
Net income (loss)	**2,906,100**	(15,329,400)
Add (deduct) items not requiring cash		
Depreciation and amortization	**2,910,100**	1,135,700
Amortization of deferred financing fees and prepaid expenses	**34,700**	39,100
Accretion of provision for site restoration	**54,700**	59,000
Foreign exchange	**(934,900)**	5,251,100
Non-cash derivatives loss *(note 11)*	**6,791,800**	4,818,000
Shared-based compensation *(note 10)*	**154,200**	233,500
Non-controlling interest	**8,800**	—
Future income taxes	**215,700**	266,200
Restoration expenditures	**(89,200)**	(152,900)
Changes in components of working capital		
Inventories	**(994,500)**	(5,816,900)
Stockpiled ore	**610,500**	—
Government grants	**210,300**	(5,886,300)
VAT and other taxes	**(2,635,700)**	(3,807,100)
Trade receivables	**(13,449,400)**	(1,238,100)
Other current assets	**397,800**	857,100
Accounts payable and accrued liabilities	**5,640,800**	8,979,900
Cash provided by (used in) operating activities	**1,831,800**	(10,591,100)
INVESTING ACTIVITIES		
Expenditures on mineral properties	**(15,790,800)**	(7,521,600)
Grants received	**210,400**	—
Restricted cash	**27,900**	235,500
Long-term deposits and restricted investments	**154,200**	303,000
Cash used in investing activities	**(15,398,300)**	(6,983,100)
FINANCING ACTIVITIES		
Proceeds from issue of common shares *(note 9)*	**900,700**	644,500
Proceeds from bank loans and other long-term liabilities *(note 6)*	**5,742,500**	1,906,000
Financing fees on bank loans	**—**	(30,100)
Repayment of bank loans *(note 6)*	**(12,701,700)**	(226,700)
Cash provided by (used in) financing activities	**(6,058,500)**	2,293,700
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currency	**743,700**	(4,614,200)
Net decrease in cash during the period	**(18,881,300)**	(19,894,700)
Cash and cash equivalents, beginning of period	**53,623,700**	81,888,800
Cash and cash equivalents, end of period	**34,742,400**	61,994,100
Supplemental cash flow information		
Interest paid in cash	**732,700**	339,600
Income taxes paid in cash	**—**	—

The accompanying notes are an integral part of these consolidated financial statements.

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three months ended March 31, 2006 and 2005 (unaudited)

1. NATURE OF OPERATIONS

Organization and business

Rio Narcea Gold Mines, Ltd. (the "Company") is engaged in the exploration and development of mineral properties in Spain, Portugal and Mauritania through its subsidiaries, the most significant of which are as follows:

	Year of incorporation / acquisition	Participation
Río Narcea Gold Mines, S.A. ("RNGM, S.A.")	1994	100%
Naraval Gold, S.L. ("Naraval")	1999	100%
Río Narcea Recursos, S.A. ("RNR, S.A.")	2001	100%
Exploraciones Mineras del Cantábrico, S.L. ("EMC")	2003	95%
Río Narcea Nickel, S.A. ("RNN, S.A.")	2003	100%
Geomaque de Honduras, S.A. de C.V.	2004	100%
Tasiast Mauritanie Ltd.	2004	100%
Tasiast Mauritanie Ltd. S.A.	2004	100%
Río Narcea Logística, S.L.	2006	100%

The Company was incorporated under the Canada Business Corporations Act on February 22, 1994, as a numbered company and began operations on July 8, 1994, with the acquisition of RNGM, S.A.

Investment in mineral properties

The Company started construction of and development of the El Valle gold mine in the first quarter of 1997 with commissioning of the plant in February 1998. In late 2000, the Company commenced production at the Carlés open pit gold mine. In February 2006, the Company decided to proceed with the closure of the El Valle and Carlés gold mines. In July 2002, the Company received a positive bankable feasibility for the open pit portion of its Aguablanca nickel deposit and started construction of the plant in late October 2003. Construction of the Aguablanca mine and plant was completed in the fall of 2004, with commissioning and commercial production commenced thereafter. In September 2004, the Company completed the acquisition of Defiance Mining Corporation, including the Tasiast gold project in Mauritania that had received a bankable feasibility study in April 2004. Construction of the project started in August 2005 (refer to note 4).

The return on investments made by the Company will depend on its ability to find and develop mineral reserves and on the success of its future operations including the following: quantity of metals produced, metal prices, operating costs, environmental costs, interest rates and discretionary expenditure levels including exploration, resource development and general and administrative costs. Since the Company operates internationally, exposure also arises from fluctuations in currency exchange rates, specifically the U.S. dollar/Euro, political risk and varying levels of taxation. While the Company seeks to manage these risks, many of these factors are beyond its control. The economic assessment of the mineral reserves by independent experts takes into account only the proven and probable reserves at El Valle and Carlés gold mines, Tasiast gold project and Aguablanca nickel mine.

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three months ended March 31, 2006 and 2005 (unaudited)

2. BASIS OF PRESENTATION AND CHANGE IN ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared in accordance with the accounting policies outlined in the Company's audited consolidated financial statements for the year ended December 31, 2005.

The unaudited interim consolidated financial statements and related notes have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for the preparation of interim financial statements. Accordingly, they should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2005.

Certain amounts in the comparative unaudited interim consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current year unaudited interim consolidated financial statements. In addition, the Company has restated the comparative unaudited interim consolidated financial statements to conform to the accounting policy for capitalization of interests described in the audited consolidated financial statements for the year ended December 31, 2005. The impact of the reclassification and restatement for the three months period ended March 31, 2005 is as follows:

	As originally reported $	Reclassification $	Restatement for capitalization of interest $	As Restated $
Consolidated statements of operations-				
Revenues	8,919,900	110,400	—	**9,030,300**
Expenses	(25,047,700)	(110,400)	1,064,600	**(24,093,500)**
Income (loss) before income tax	(16,127,800)	—	1,064,600	**(15,063,200)**
Income tax expense	—	—	(266,200)	**(266,200)**
Net income (loss) before non-controlling interest	(16,127,800)	—	798,400	**(15,329,400)**
Non-controlling interest	—	—	—	**—**
Net income (loss)	(16,127,800)	—	798,400	**(15,329,400)**
Net income (loss) per share-				
Basic	(0.10)	—	0.00	**(0.10)**
Diluted	(0.10)	—	0.00	**(0.10)**
Consolidated statements of cash flows-				
Cash provided by (used in) operating activities	(11,074,900)	—	483,800	**(10,591,100)**
Cash used in investing activities	(6,499,300)	—	(483,800)	**(6,983,100)**
Cash provided by financing activities	2,293,700	—	—	**2,293,700**
Foreign exchange loss on cash and cash equivalents held in foreign currency	(4,614,200)	—	—	**(4,614,200)**
Net decrease in cash during the period	(19,894,700)	—	—	**(19,894,700)**

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three months ended March 31, 2006 and 2005 (unaudited)

3. GOVERNMENT GRANTS

At March 31, 2006, Grants receivable comprise $3,187,100 that correspond to a portion of the grant obtained from the Spanish Ministry of the Economy for the construction for the Aguablanca mine, totalling $10,024,600. The balance is expected to be collected in 2006.

4. MINERAL PROPERTIES

As at March 31, 2006, Mineral properties consisted of the following:

	December 31, 2005 $	Additions/ (amortization) $	Translation adjustment due to currency exchange $	March 31, 2006 $
Cost-				
Mining properties and development				
Mining rights	69,906,300	—	558,000	70,464,300
Development	51,326,900	95,900	1,275,600	52,698,400
Other [(a)]	4,239,300	(30,400)	107,200	4,316,100
Land, buildings and equipment	148,986,200	16,509,100	3,479,900	168,975,200
Grants, net of				
Amortization	(9,622,600)	214,100	(242,500)	(9,651,000)
Cost	264,836,100	16,788,700	5,178,200	286,803,000
Accumulated depreciation and amortization-				
Mining properties and development				
Mining rights	(2,876,500)	(310,200)	(74,900)	(3,261,600)
Development	(39,773,700)	(361,900)	(1,010,400)	(41,146,000)
Other [(a)]	(222,000)	(93,700)	(6,200)	(321,900)
Land, buildings and equipment	(64,816,300)	(2,063,300)	(1,655,000)	(68,534,600)
Accumulated depreciation and amortization	(107,688,500)	(2,829,100)	(2,746,500)	(113,264,100)
Total	157,147,600	13,959,600	2,431,700	173,538,900

[(a)] "Other" comprises patents, licenses, software and rights in capital lease assets.

The additions to Land, buildings and equipment correspond primarily to the construction of the Tasiast project.

The cost and accumulated depreciation and amortization of rights in capital leased assets amounted to $243,500 and $41,600, respectively, as at March 31, 2006 ($237,500 and $25,700 as at December 31, 2005).

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three months ended March 31, 2006 and 2005 (unaudited)

5. OTHER ASSETS AND OTHER CURRENT ASSETS

Other current assets are comprised of the following:

	March 31, 2006 $	December 31, 2005 $
Derivative financial instruments *(note 11)*	7,554,700	4,230,000
Payments on account to suppliers	712,100	993,300
Prepaid expenses	46,500	98,500
Other	201,700	167,000
Valuation allowances	—	(4,100)
	8,515,000	5,484,700

Other assets are comprised of the following:

	March 31, 2006 $	December 31, 2005 $
Derivative financial instruments *(note 11)*	189,400	4,500
Long-term deposits and restricted investments	1,038,200	1,164,000
Deferred financing fees	883,900	1,123,200
Prepaid expenses	476,900	499,100
Long-term investments in traded securities	1,131,500	1,061,900
	3,719,900	3,852,700

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three months ended March 31, 2006 and 2005 (unaudited)

6. LOAN AGREEMENTS

Loan agreements schedule at March 31, 2006 is as follows:

	Currency	Final Maturity	US$ Outstanding Short-term $	Long-term $
Investec and Macquarie	US$	August 21, 2008	9,000,000	5,327,400
Ministry of Industry, Commerce and Tourism	Euros	December 15, 2017	—	6,048,000
Barclays Bank [b]	US$	May 06, 2006	4,617,000	—
Barclays Bank [d]	Euros	July 31, 2006	741,700	—
Industrial and Technological Development Centre [a]	Euros	March 31, 2007	316,400	—
Barclays Bank	Euros	May 05, 2015	28,200	264,300
Ministry of the Economy [a]	Euros	January 1, 2012	46,100	230,500
BNP Paribas [c]	Euros	June 05, 2008	65,300	85,600
Ministry of Industry, Commerce and Tourism [a]	Euros	October 31, 2011	20,800	103,900
Official Credit Institute	Euros	May 15, 2011	10,400	47,500
Accrued interest payable	Euros		381,000	—
			15,226,900	12,107,200

[a] This loans are used to finance research projects to be performed by the Company.

[b] This loan is related to the prepayments made to Nalunaq in relation to the gold ore acquired in February 2006.

[c] Capital lease obligation with interest of 5.5% and repayment schedule as follows: 2006 - $49,000, 2007 - $65,300 and 2008 - $36,700.

[d] This loan matures upon the collation of VAT related to the Aguablanca mine and the El Valle and Carlés mines.

All the financing granted by Deutsche Bank is secured by the assets and shares of RNGM, S.A. (gold assets), and specifically by mortgages on the El Valle and Carlés mineral properties. In addition, all the financing granted by Investec and Macquarie is secured by the assets and shares of RNR, S.A., and specifically by mortgages on the Aguablanca mineral properties.

Interest expense accrued on indebtedness initially incurred for a term of more that one year amounted to $363,000 and $593,200 for the three months periods ended March 31, 2006 and 2005, respectively.

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three months ended March 31, 2006 and 2005 (unaudited)

7. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of:

	March 31, 2006 $	December 31, 2005 $
Suppliers	35,091,600	27,401,500
Personnel	2,031,000	2,171,600
Income taxes	30,200	30,200
Other taxes	852,100	1,401,300
Derivative financial instruments *(note 11)*	21,481,400	14,858,200
Accrual for closure of El Valle and Carlés	4,029,500	3,845,800
Monesterio Council	1,322,500	1,289,800
Other	266,700	369,700
	65,105,000	51,368,100

In February 2006, the Board of Directors of the Company decided to proceed with the closure of the El Valle and Carlés gold operations due to the uneconomic performance obtained because of, among other reasons, the low grades mined and the increased costs as a result of the bad ground conditions. The closure will be conducted in an orderly manner and will occur during 2006. Restoration activities will last for a longer period and the plant will be put in care and maintenance during an undetermined period of time.

Closure costs, including the statutory employee severance payments, amount to $4,029,500 and $3,845,800 as at March 31, 2006 and December 31, 2005, respectively (€3,331,300 and €3,260,000, respectively), which have been accrued. During the three months period ended March 31, 2006, the Company has accrued additional $168,000 (€139,800), which have been recorded as Accrual for closure of El Valle and Carlés in the consolidated statements of operations and deficit. Also, payments of $82,300 (€68,500) have been made during the period to employees that were made redundant.

8. OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

	March 31, 2006 $	December 31, 2005 $
Provision for site restoration	4,045,500	3,993,200
Ministry of the Economy	2,126,800	2,074,300
Derivative financial instruments *(note11)*	11,799,300	8,471,000
	17,971,600	14,538,500

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three months ended March 31, 2006 and 2005 (unaudited)

9. SHARE CAPITAL

Common shares

The authorized capital stock of the Company is comprised of an unlimited number of common shares with no par value. Common shares of the Company are listed on the Toronto Stock Exchange ("TSX") under the symbol RNG and on the American Stock Exchange ("AMEX") (secondary listing) under the symbol RNO.

Details of issued and outstanding shares are as follows:

	Shares #	Amount $
Balance, December 31, 2005	159,742,175	237,001,700
Issuances of cash		
Exercise of employee stock options *(note 10)*	**581,333**	**900,700**
Non-cash issuances		
Exercise of employee stock options *(note 10)*	**—**	**1,181,700**
Other [(a)]	**5**	**—**
Balance, March 31, 2006	**160,323,513**	**239,084,100**

[(a)] The adjustment of 5 common shares is related to the shares allocated to the acquisition of Defiance in September 2004.

Contributed surplus

Details of contributed surplus are as follows:

	Amount $
Balance, December 31, 2005	3,538,600
Employee stock options expired *(note 10)*	**142,200**
Defiance warrants expired	**393,100**
Balance, March 31, 2006	**4,073,900**

Non-Employee stock options and warrants

There have been no variations in the non-employee stock options and warrants during the three months period ended March 31, 2006. Non-employee stock options and warrants outstanding as at March 31, 2006 are summarized as follows:

Number of options and warrants outstanding	Number of options and warrants vested	Exercise price (CDN$)	Weighted average remaining life (Years)	Accounted Fair Value (US$)
22,075,000	22,075,000	5.00	2.5	10,386,700
22,075,000	**22,075,000**	**5.00**	**2.5**	**10,386,700**

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three months ended March 31, 2006 and 2005 (unaudited)

Funds that would be received by the Company if all the non-employee stock options and warrants outstanding as at March 31, 2006 were exercised, would amount to CDN$110.4 million (approximately $94.7 million).

Shares issuable upon exercise of Defiance warrants

The following is a continuity schedule of Defiance warrants (the number of warrants is divided by 5.25 and exercise price is multiplied for 5.25):

	Options and warrants #	Amount $	Average exercise price CDN$
Balance, December 31, 2005	4,119,082	1,786,200	3.86
Warrants expired	(1,187,501)	(393,100)	4.18
Balance, March 31, 2006	**2,931,581**	**1,393,100**	**3.73**

Defiance warrants outstanding as at March 31, 2006 are summarized as follows (the number of warrants is divided by 5.25 and exercise price is multiplied for 5.25):

Number of warrants outstanding	Number of warrants vested	Exercise price CDN$	Weighted average remaining life Years	Accounted fair value US$
310,930	310,930	2.73	0.2	214,200
2,209,622	2,209,622	3.78	0.2	1,017,300
411,029	411,029	4.20	0.2	161,600
2,931,581	**2,931,581**	**3.73**	**0.2**	**1,393,100**

Funds that would be received by the Company if all the Defiance warrants outstanding as at March 31, 2005 were exercised, would amount to CDN$10.9 million (approximately $9.4 million).

Common share purchase options related to debt

There have been no variations in the common share purchase options related to debt during the three months period ended March 31, 2006. Common share purchase options related to debt outstanding as at March 31, 2006 are summarized as follows:

Number of options outstanding	Number of options vested	Exercise price CDN$ [(a)]	Weighted average remaining life Years	Accounted fair value US$
1,750,000	1,750,000	1.16	0.6	501,400
3,493,251	3,493,251	1.66	2.4	2,653,100
5,243,251	**5,243,251**	**1.50**	**1.8**	**3,154,500**

[(a)] Exercise price is originally denominated in US$ and converted to CDN$ by applying the exchange rate prevailing on March 31, 2006.

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three months ended March 31, 2006 and 2005 (unaudited)

Funds that would be received by the Company if all the Common share purchase options related to debt outstanding as at March 31, 2005 were exercised, would amount to CDN$7.8 million (approximately $6.8 million).

Maximum number of shares

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options and warrants issued and outstanding as at March 31, 2006 were exercised or converted:

	Number of shares
Common shares outstanding at March 31, 2006	160,323,513
Options to purchase common shares	
Non-employee stock options and warrants	22,075,000
Shares issuable upon exercise of Defiance warrants	2,931,581
Common shares purchase options related to debt	5,243,251
Employee stock options	6,880,658
	197,454,003

Net income (loss) per share

The computation of basic and diluted income (loss) per share is as follows:

	March 31 2006	March 31 2005
Basic income (loss) per share computation		
Numerator:		
Net income (loss)	$ **2,906,100**	$(15,329,400)
Net income (loss) applicable to common shares	$ **2,906,100**	$(15,329,400)
Denominator:		
Weighted average common shares outstanding	**159,867,478**	157,460,315
Total	**159,867,478**	157,460,315
Basic income (loss) per common share	$ **0.02**	$ (0.10)
Diluted income (loss) per share computation		
Numerator:		
Net income (loss)	$ **2,906,100**	$(15,329,400)
Net income (loss) applicable to common shares, assuming dilution	$ **2,906,100**	$(15,329,400)
Denominator:		
Weighted average common shares outstanding	**159,867,478**	157,460,315
Dilutive effect of:		
Non-employee stock options and warrants	**—**	—
Defiance warrants	**—**	—
Common share purchase options related to debt	**1,176,508**	—
Employee stock options	**416,399**	—
Total	**161,460,385**	157,460,315
Diluted income (loss) per common share	$ **0.02**	$ (0.10)

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three months ended March 31, 2006 and 2005 (unaudited)

10. EMPLOYEE STOCK OPTIONS

The following is a continuity schedule of options outstanding under the Company's 1994, 1996 and 2005 employee stock option plans (each, an "ESOP"):

	Number of options #	Amount $	Weighted average exercise price CDN$
Balance, December 31, 2005	6,173,656	8,422,800	2.29
Options granted	1,400,000	—	2.08
Expenses accrued	—	154,200	—
Options exercised	(581,333)	(1,181,700)	1.81
Options expired	(111,665)	(142,200)	2.76
Balance, March 31, 2006	**6,880,658**	**7,253,100**	**2.28**

Of the total number of options reflected in the foregoing table, 860,000 relate to the 1994 ESOP, 4,047,334 relate to the 1996 ESOP, 1,570,000 relate to the 2005 ESOP and 403,324 relate to the replacement options issued in relation to the acquisition of Defiance.

Funds that would be collected by the Company if all the employee stock options outstanding as at March 31, 2005, were exercised, would amount to CDN$15.7 million (approximately $13.4 million).

The Company granted 1,400,000 options during the three months period ended March 31, 2006 (no options had been granted during the three months period ended March 31, 2005). The following assumptions have been used for the options granted: 5.0 years expected term, 65% volatility, 5.2% risk-free interest rate and an expected dividend yield of 0%. The fair value of the options granted, which will be expensed during the vesting period of the options, amounts to $1,494,300.

11. DERIVATIVE FINANCIAL INSTRUMENTS

The detail of the derivative financial instruments outstanding as at March 31, 2006 is as follows:

Transaction	Underlying Asset	Term	Amount	Exercise price
March 31, 2006				
Purchase of put options	Gold	2006	6,960 oz.	$280/oz.
Purchase of put options	Gold	2006	89,420 oz.	€300/oz.
Sale of call options	Gold	2006	4,776 oz.	$365/oz.
Purchase of call options	Gold	2006	4,776 oz.	$365/oz.
Sale of call options	Gold	2006	61,354 oz.	€405/oz.
Purchase of call options	Gold	2006	61,354 oz.	€405/oz.
Sale of forwards	Gold	2006	7,751 oz.	$301/oz.
Sale of forwards	Copper	2006–2008	5,425 Tn.	€1,831/Tn.
Sale of forwards	Copper	2006–2008	5,425 Tn.	€1,875/Tn.
Sale of forwards	US$	2006–2008	11,692,500 US$	$1.22/Euro

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three months ended March 31, 2006 and 2005 (unaudited)

As at March 31, 2006, the detail of the different assets and liabilities recorded in the consolidated balance sheet in respect of derivative transactions is as follows:

	December 31, 2005 $	Deferred derivative loss charged to expenses $	Change in fair value during the period $	March 31, 2006 $
Other current assets *(note 5)*	4,230,000	—	3,324,700	7,554,700
Other assets *(note 5)*	4,500	—	184,900	189,400
Accounts payable and accrued liabilities *(note 7)*	(14,858,200)	—	(6,623,200)	(21,481,400)
Other long-term liabilities *(note 8)*	(8,471,000)	—	(3,328,300)	(11,799,300)
	(19,094,700)	—	(6,441,900)	(25,536,600)
Current portion of deferred expenses	2,339,200	(349,900)	—	1,989,300
	2,339,200	(349,900)	—	1,989,300
	(16,755,500)	(349,900)	(6,441,900)	(23,547,300)

The change in the fair value of the derivatives during the three months period ended March 31, 2006, which amounted to losses of $6,441,900, is recorded as derivatives loss in the consolidated statements of operations and deficit. In addition, the Company recorded losses of $3,296,100 upon maturity of derivative financial instruments during the three months period ended March 31, 2006.

Fair value represents the amount at which financial instruments could be exchanged in an arm's length transaction between willing parties under no compulsion to act and is best evidenced by a quoted market price. The calculation of fair values is based on market conditions at a specific point in time and may not be reflective of future fair values.

12. SEGMENT INFORMATION

The Company is engaged in the exploration and development of mineral properties. Until December 31, 2002, all operations were considered in a single operating segment. With the commencement of the development of the Aguablanca nickel project, the Company identified two main operating segments for purposes of internal reporting: gold operations and nickel operations. An additional corporate segment is also considered for purposes of reporting.

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three months ended March 31, 2006 and 2005 (unaudited)

Statements of operations

Three months periods ended March 31,

($000)	Gold 2006	2005	Nickel 2006	2005	Corporate 2006	2005	Consolidated 2006	2005
Sales	20,193	9,030	27,208	—	—	—	47,401	9,030
Cost of sales [(a)]	(20,388)	(9,587)	(9,426)	—	—	—	(29,814)	(9,587)
Other income (expenses)	(2,768)	(2,392)	(11,712)	(8,682)	6	(3,432)	(14,474)	(14,506)
Income (loss) before income tax	(2,963)	(2,949)	6,070	(8,682)	6	(3,432)	3,113	(15,063)
Income tax (expense) benefit	(216)	(266)	—	—	—	—	(216)	(266)
Net income (loss) before non-controlling interest	(3,179)	(3,215)	6,070	(8,682)	6	(3,432)	2,897	(15,329)
Non-controlling interest	9	—	—	—	—	—	9	—
Net income (loss)	**(3,170)**	**(3,215)**	**6,070**	**(8,682)**	**6**	**(3,432)**	**2,906**	**(15,329)**

[(a)] Except items shown separately below.

Balance sheet

($000)	Gold March 31, 2006	Dec. 31, 2005	Nickel March 31, 2006	Dec. 31, 2005	Corporate March 31, 2006	Dec. 31, 2005	Consolidated March 31, 2006	Dec. 31, 2005
Current assets	40,524	35,268	31,756	24,444	16,334	28,505	88,614	88,217
Mineral properties, net	93,046	77,863	79,006	77,985	1,487	1,299	173,539	157,147
Other assets	1,394	1,320	2,310	2,517	15	16	3,719	3,853
Total assets	134,964	114,451	113,072	104,946	17,836	29,820	265,872	249,217
Current liabilities	40,987	32,205	37,692	35,555	1,653	1,531	80,332	69,291
Total liabilities	52,642	43,622	63,247	61,573	1,917	1,796	117,806	106,991
Non-controlling interest	355	332	—	—	—	—	355	332
Shareholders' equity and intercompany debt	81,967	70,497	49,825	43,373	15,919	28,024	147,711	141,894
Total liabilities and shareholders' equity	**134,964**	**114,451**	**113,072**	**104,946**	**17,836**	**29,820**	**265,872**	**249,217**

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three months ended March 31, 2006 and 2005 (unaudited)

Statements of Cash Flows

Three months periods ended March 31, ($000)	Gold 2006	2005	Nickel 2006	2005	Corporate 2006	2005	Consolidated 2006	2005
Cash provided by (used in) operating activities	**(4,269)**	(2,855)	**6,348**	(7,103)	**(247)**	(633)	**1,832**	(10,591)
Cash used in investing activities	**(12,473)**	(2,458)	**(2,725)**	(3,761)	**(200)**	(764)	**(15,398)**	(6,983)
Cash provided by (used in) financing activities and intercompany transactions	**12,350**	(386)	**(6,119)**	3,157	**(12,289)**	(478)	**(6,058)**	2,293
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currency	**316**	(451)	**(141)**	(1,653)	**568**	(2,510)	**743**	(4,614)
Net decrease in cash and cash equivalents during the period	**(4,076)**	(6,150)	**(2,637)**	(9,360)	**(12,168)**	(4,385)	**(18,881)**	(19,895)
Cash and cash equivalents, beginning of period	**13,598**	15,343	**11,982**	13,752	**28,044**	52,794	**53,624**	81,889
Cash and cash equivalents, end of period	**9,522**	9,193	**9,345**	4,392	**15,876**	48,409	**34,743**	61,994

13. SALES

The detail of sales for the three months period ended March 31, 2006 is as follows:

	Sales – Gold operations $	Sales – Gold operations – Nalunaq ore $	Sales – Nickel operations $	Total $
Primary products [a]	5,665,100	13,110,500	28,969,200	47,744,800
By-products [b]	2,100,300	—	8,840,800	10,941,100
Smelting, refining and transportation paid to third parties	(682,500)	—	(10,602,400)	(11,284,900)
	7,082,900	13,110,500	27,207,600	47,401,000

[a] Gold for gold operations and nickel for nickel operations.
[b] Copper and silver for gold operations and copper, platinum, palladium and cobalt for nickel operations.

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three months ended March 31, 2006 and 2005 (unaudited)

The detail of sales for the three months period ended March 31, 2005 is as follows:

	Sales – Gold operations $	Sales – Gold operations – Nalunaq ore $	Sales – Nickel operations $	Total $
Primary products [a]	8,919,900	—	—	8,919,900
By-products [b]	2,254,300	—	—	2,254,300
Smelting, refining and transportation paid to third parties	(2,143,900)	—	—	(2,143,900)
	9,030,300	—	—	9,030,300

[a] Gold for gold operations and nickel for nickel operations.
[b] Copper and silver for gold operations and copper, platinum, palladium and cobalt for nickel operations.

14. COST OF SALES

The detail of cost of sales for the three months period ended March 31, 2006 is as follows:

	Cost of sales - Gold operations $	Cost of sales - Gold operations - Nalunaq ore $	Cost of sales - Nickel operations $	Total $
Mining expenses	5,629,000	—	1,870,100	7,499,100
Purchase of gold ore	—	13,544,700	—	13,544,700
Plant expenses	2,077,700	818,000	5,636,200	8,531,900
Smelting, refining and transportation	31,500	—	611,800	643,300
Royalties	—	—	544,400	544,400
Variation in inventories of final products	277,200	(1,990,100)	763,200	(949,700)
	8,015,400	12,372,600	9,425,700	29,813,700

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three months ended March 31, 2006 and 2005 (unaudited)

The detail of cost of sales for the three months period ended March 31, 2005 is as follows:

	Cost of sales - Gold operations $	Cost of sales - Gold operations - Nalunaq ore $	Cost of sales - Nickel operations[a] $	Total $
Mining expenses	6,758,800	—	1,609,800	8,368,600
Purchase of gold ore	—	—	—	—
Plant expenses	3,593,300	—	2,320,100	5,913,400
Smelting, refining and transportation	60,900	—	198,400	259,300
Royalties	—	—	—	—
Variation in inventories of final products	(825,800)	—	(4,128,300)	(4,954,100)
	9,587,200	—	—	9,587,200

[a] As at March 31, 2005, all the nickel concentrate produced was recorded as inventories of final products, since no sales were made during the quarter. The value allocated to the nickel concentrate was equal to the costs incurred to produce it.